UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin'anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 1, 2024, Quhuo Limited (the “Company”) entered into certain equity acquisition agreements (the “Acquisition Agreements”) with certain minority shareholders of Quhuo International Trade (HK) Limited (“Quhuo International”), a company incorporated under the laws of Hong Kong (“Selling Shareholders”), pursuant to which the Company proposed to acquire an aggregate of 39.1% equity interest in Quhuo International on the terms and subject to the conditions set forth therein (the “Acquisition”). Prior to the Acquisition, the Company held 51.0% equity interest in Quhuo International. The Company, the Selling Shareholders and Quhuo International proposed to consummate the Acquisition based on a discounted total equity value of Quhuo International of US$94 million. The Company has engaged an independent valuer to provide a fairness opinion on the proposed Acquisition to assist the board of directors in assessing the transaction from the financial perspective.

Specifically, the Company (1) entered into an equity acquisition agreement with LIDA GLOBAL LIMITED (“LIDA”), a company incorporated under the laws of the British Virgin Islands, pursuant to which (among other things), the Company proposed to acquire 9.46% equity interest in Quhuo International held by LIDA at a total consideration of US$8,892,400, which shall be paid by the Company by transferring its 18,625.353 shares of the Viner Total Investment Fund (the Class A SERIES 200716), and (2) an equity acquisition agreement with Longx Tech Limited (“Longx”), a company incorporated under the laws of the British Virgin Islands, Highland Vision Holding LTD (“Highland”), a company incorporated under the laws of the British Virgin Islands, and Genan Tech Limited (“Genan” and, collectively with Longx and Highland, the “Note Holders”), a company incorporated under the laws of the British Virgin Islands, pursuant to which (among other things), the Company proposed to acquire (i) 9.49% equity interest in Quhuo International held by Longx at a total consideration of US$8,920,600, which shall be paid by the Company by issuing a senior convertible promissory note (“Convertible Note”) in the principal amount of US$8,920,600 to Longx, (ii) 10.25% equity interest in Quhuo International held by Highland at a total consideration of US$9,635,000, which shall be paid by the Company by issuing a Convertible Note in the principal amount of US$9,635,000 to Highland, and (iii) 9.90% equity interest in Quhuo International held by Genan at a total consideration of US$9,306,000, which shall be paid by the Company by issuing a Convertible Note in the principal amount of US$9,306,000 to Genan. The Convertible Notes were issued and made effective as of July 1, 2024 (the “Effective Date”).

The Convertible Notes will become due and payable on the earlier of (1) July 1, 2026 or (2) the date on which the ListCo (as defined in the Convertible Notes) consummates the initial public offering or the date on which the ListCo determines not to conduct an initial public offering of its securities (the “Maturity Date”). Interest accrues on the outstanding balance of the Convertible Notes at a simple rate of 1.0% per annum. Upon the occurrence of an Event of Default as defined in the Convertible Notes, the Note Holders may accelerate the outstanding balance payable under the Convertible Notes. The Convertible Notes rank senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated to the Convertible Notes and pari passu with the claims of all of the Company’s other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to individuals or companies generally. The Note Holders shall have no voting rights as the holders of the Convertible Notes.

Subject to the specific situations as provided in the Convertible Notes, the Note Holders may convert the outstanding balance of the Convertible Notes at any time between the Effective Date and 11:59 p.m. Eastern Time on the business day immediately preceding the Maturity Date into the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Share”), at a price as contemplated in the Convertible Notes.

The Conversion Price (as defined in the Convertible Notes), as calculated at eighty percent (80.0%) of the lowest closing price of the last thirty (30) trading days immediately prior to the Effective Date, is US$0.035096 per Class A Ordinary Share. The Convertible Notes may result in the future issuance of a maximum of 793,868,247 Class A Ordinary Shares of the Company, subject to adjustments as contemplated in the Acquisition Agreements and the Convertible Notes.

Subject to the terms and conditions of the Acquisition Agreements, the closing of the Acquisition (the “Closing”) shall be completed within five (5) business days after the closing conditions are proved to be met or waived by the Company (except for those that should be met on the closing date pursuant to the terms).

The foregoing description is qualified in its entirety by reference to the full text of the Acquisition Agreements and the Convertible Notes, a copy of each of which is filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 hereto, respectively, and each of which is incorporated herein by reference.

SAFE HARBOR STATEMENT

The above information contains ''forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included herein are forward-looking statements, including but not limited to statements regarding the Company’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as "expect," "anticipate," "believe," "project," "will" and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to the Company’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption "Risk Factors" and elsewhere in the Company's filings with the Securities and Exchange Commission, including, without limitation, the Company's latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this current report on Form 6-K. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Incorporation by Reference

The Form 6-K and the exhibit to the Form 6-K, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the registration statement on Form F-3 of Quhuo Limited (File No. 333-273087), and shall be a part thereof from the date on which the Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	July 2, 2024	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited and LIDA GLOBAL LIMITED dated July 1, 2024
10.2	Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited, Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited dated July 1, 2024
10.3	Form of Senior Convertible Promissory Note